

PE
12-31-02

APR 24 2003

03056887

Getting I.T. Right.



PROCESSED
APR 25 2003
THOMSON
FINANCIAL



CDW Annual Report 2002







Contents

Chairman's Letter 2
Commitment to Coworkers 5
Commitment to Customers 6
Commitment to Performance 10
Financial Statements 13
Report of Independent Accountants 32
Board of Directors and Officers 33
Corporate and Shareholder Information 34





Financial Highlights

For the years ended December 31, 2002 and 2001
(in millions, except per share data)

Operating Results	2002	2001	Increase
Net sales	$ 4,265	$ 3,962	8%
Income from operations	$ 298	$ 268	11%
Net income	$ 185	$ 169	10%
Earnings per share (diluted)	$ 2.10	$ 1.89	11%
Cash, cash equivalents & marketable securities	$ 505	$ 394	28%
Shareholders' equity	$ 924	$ 779	19%

2002 Recognition

- No. 414 on the FORTUNE 500
- Nasdaq-100 Index
- 100 Best Companies to Work for in America (FORTUNE® magazine)

Active Commercial Customers (thousands)



Net Sales ($ billions)



Net Income ($ millions)



Earnings per Diluted Share





John Edwardson Harry Harczak Barb Klein Jim Shanks

Chairman's Letter

2002 was another year of record performance for CDW. Our 2,900 coworkers continue to do a magnificent job in very difficult economic circumstances. As this report will detail, CDW coworkers outperformed our competition by almost any measure. They continue to make me proud every single day. Their accomplishments prove CDW is *Getting I.T. Right.*

This year, I want to share with you the next stages of our growth. Our primary objective is to remain the largest and most profitable technology reseller in the United States, while continuing to grow our revenues faster than the market. How will we continue to make this happen?

First, we will remain focused on our coworkers, maintaining a performance-oriented culture that enables us to attract, motivate and retain outstanding talent. For the fifth straight year, we were named to FORTUNE magazine's list of the 100 Best Companies to Work for in America. We are the highest ranked FORTUNE 500 company on the list, and we achieved that position through our internal efforts to be the "biggest little company" in America. I believe my principal responsibility is to ensure that our coworkers have the tools, resources and training to do their jobs well. I want them to go home at the end of their workday feeling they have served their customers superbly, stretched themselves to give that exceptional service and learned something that will be of value to them in the future.

To ensure our culture will remain strong as we grow to become a FORTUNE 200 company, we are intent on identifying and developing leaders who have that special ability to motivate and energize our coworkers while growing both our revenue and our income. We will continue to invest heavily in training for all of our coworkers to develop leaders for our future.

Next, CDW's service levels will be the boon of our customers and the bane of our competitors. We realize that actions taken every day by every coworker determine whether our customers will have an experience that will not only encourage them to buy from CDW again, but will motivate them to recommend us to others. While pursuing excellent service, we need to become even more efficient and productive. As unit prices for technology products continue to decrease, our productivity must increase so that our unit handling and delivery costs drop as fast or faster than unit prices. But we must do this while maintaining the best service levels in the industry. Our coworkers continue to find wonderful ways to improve service while improving productivity, giving customers *The Right Technology, Right Away.*

The customer experience at CDW usually begins with our account managers. They are trained to know the questions our customers will likely ask and how to answer those questions with the right solution that other CDW coworkers can deliver right away. To better serve our highest potential corporate customers, we are initiating a program whereby field account managers will visit these customers at their place of business and team with an inside sales representative to serve their needs. This approach has been highly successful in our public sector operation, CDW•G. To facilitate the realignment of our sales activities, we will modify our corporate structure, which will require shareholder approval. We will seek this approval at our annual meeting on May 21, 2003. At that time, we will also request your approval to change our legal name from CDW Computer Centers, Inc. to CDW Corporation. The new name better recognizes our focus on corporate and public sector accounts as opposed to the consumer sector.

I believe in the power of choice. Our customers deserve to have the best products available to choose from. CDW is sought out by manufacturers from all over the world to be their channel to the U.S. market. We are the "eye level" shelf space in the "supermarket" that manufacturers want their products to be displayed on. We look for the most innovative, technically advanced and easiest-to-use products available, regardless of brand. Ours is a value proposition that is increasingly hard to beat: highly trained account managers backed by dedicated support staff, substantial inventory investment, competitive prices, advanced internal systems and extensive product choice. And yet, while we believe we are the best at what we do, we know we can continue to get better.

While overall technology spending has been — and continues to be — an uncertainty in our business, we have decided not to wait any longer for the economy to turn around before we begin to grow our sales force once again. We are planning to increase the number of account managers and product category specialists from the current level of 1,320 to 1,470 by the end of 2003. While our plans can always change, we want to be ready for economic growth if it happens. Regardless of the economy, we will continue to focus our energies on growing our market share by taking business away from our competitors.

Finally, I want to recognize and thank Dan Kass for 14 years of valuable service to CDW. Dan retired at the end of 2002 as executive vice president of the company and as a member of our Board of Directors. Dan had many important roles over the years, including leading our distribution center and the corporate sales force.

Thank you for your continued confidence and support of CDW.



John A. Edwardson
Chairman and Chief Executive Officer

CDW Executive Committee pictured below and on opposite page.



Doug Eckrote | Art Friedson | Chris Leahy | Jon Stevens



At CDW, *Getting I.T. Right* means our commitment to:

- Coworkers
- Customers
- Performance

Today's technology offers efficiencies never dreamed of just five or ten years ago. For information technology (I.T.) professionals, *Getting I.T. Right* starts with the buying experience.

I.T. professionals need a trusted partner who understands technology, who can provide them the best advice on which products and services are right for their organizations and who can deliver the technology quickly.

With more than 360,000 customers and over $4.2 billion in sales, CDW is that trusted source of technology. As the nation's largest provider of multi-brand technology products and services, CDW is committed to understanding the needs of our customers and providing industry-leading service.

Building trusted relationships with hundreds of thousands of customers is where CDW shines. In a highly technical world, CDW succeeds in developing personal relationships through one-on-one contact with I.T. professionals, purchasing agents, managers, and executives at each of the corporate and public sector organizations that rely on CDW for their technology needs.

From sales, training, marketing, and coworker services to purchasing, operations, information technology, and finance, each department touches the customer. Our more than 1,300 account managers and product category specialists are expertly trained in the technologies customers need. They know the questions to ask and they know the advice to give. Backed by all the resources of a FORTUNE 500 company, they consistently deliver the best service in the industry.

CDW believes the right technology should be available right away. We invest in a warehousing and delivery infrastructure designed for immediate shipment. We provide custom configuration services, including hardware upgrades, software loading, network server configuration, and custom image loading. When customers place orders with CDW, they can be confident that products will be shipped quickly and accurately. If a question should arise about an order, CDW has 24 by 7 customer service, as well as round-the-clock technical support, to answer questions.

CDW provides access to a full range of name brand technology products and solutions from such companies as APC, Apple, Cisco, HP, IBM, Microsoft, Sony, Symantec, Toshiba, and ViewSonic. With a can-do company culture, highly motivated coworkers, and a business model that puts the customer at the center of it all, CDW is *Getting I.T. Right*.



CDW knows that an organization is only as good as its people. That is why, from the very beginning, CDW has placed special importance on its coworkers and the environment in which they work. CDW's core philosophy is that happy, motivated coworkers provide outstanding service to customers.

Commitment to coworkers

Walk into any CDW facility and you will see and feel the difference. Our culture is vibrant, intense, performance oriented and fun. All CDW coworkers are motivated to keep our customers satisfied and operations efficient as all coworkers share in the company's success through stock option grants and performance-based compensation. A constant reminder of the importance of our customers comes with every paycheck — each is signed "From All of Our Customers."

Another cornerstone of CDW's culture is a strict adherence to ethical business conduct. Our unyielding focus on using sound business practices, grounded in honesty and integrity, continues to support the values upon which the company was founded.

Our code of conduct, The CDW Way, is our dedication to ethical behavior, integrity and fairness. It's our promise to one another about the kind of environment we want to work in and the kind of company that we aspire to always be.

CDW coworkers work hard and are recognized and rewarded for their contribution to our success. Incentive and recognition trips, as well as company outings, are planned regularly. In addition to stock option grants and performance-based compensation, coworkers are offered the use of day care and fitness centers. We provide pleasant work environments and even offer free breakfasts twice a week to coworkers as well as complimentary dinners to our late shift distribution center coworkers.

For the fifth straight year, CDW earned a spot on FORTUNE magazine's list of the 100 Best Companies to Work for in America.

Working for a growing company in the ever-changing technology industry means CDW coworkers continually learn and face new challenges. They are well equipped to meet these new challenges and provide outstanding service to customers. Our coworkers are the reason CDW consistently outperforms the market.



Commitment to customers



The foundation of CDW's success starts with our commitment to customers. Through our Circle of Service business philosophy, the customer is placed at the center of CDW's universe. Each department's primary goal is to provide the best experience for customers.

While CDW's customers represent a diverse cross section of American business, we focus on small- to mid-sized businesses, assist large businesses as a secondary or tertiary supplier, and serve public sector accounts in the federal, state and local government and educational markets.

During 2002, we continued to expand our customer base. We were also successful in further penetrating our existing accounts, generating total company sales growth in excess of 7 percent. Public sector sales increased 27 percent, and comprised 20 percent of total CDW sales. The corporate sector grew 4 percent, representing 80 percent of total company sales.

According to IDC, a division of International Data Group, the size of the U.S. technology market was greater than $205 billion in 2002. Of that total market, we estimate that CDW's addressable market opportunity is between $120 and $150 billion. With less than 4 percent market share, CDW has substantial growth opportunities.

Getting I.T. Right through sales and training.

Customers have come to depend on CDW for the latest technologies and outstanding service. That trust is the result of building lasting relationships, one customer at a time. Continued focus and follow through on this philosophy have built a foundation of trust between CDW and our customers.

Our account managers have a thorough understanding of the diverse technology needs of our customers. Our unique advantage is that we invest the time to learn about our customers' businesses, including their technology platforms. We then work with customers to solve business problems by providing them with the choice of more than 80,000 products from brand-name technology providers. With in-depth knowledge of the products and an understanding of customer needs, CDW account managers provide an objective opinion for technology solutions.

To ensure that customers receive the highest level of service and advice, CDW's sales force receives continuous training through CDW University. New account managers are immersed in the University's intense College of Sales and complete an 11-week sales consulting, product training and customer service curriculum. They receive training directly from CDW sales trainers and sales managers, as well as technology leaders from such companies as Cisco, HP, IBM and Microsoft. This training gives them knowledge of technology products and services, as well as the skills necessary to build winning client relationships.

Ongoing training through CDW University's Masters Program is provided to senior account managers to build additional technical knowledge and enhance their sales and relationship-building skills. Ongoing instruction, consultative coaching and mentoring are designed to ensure continued success.

Corporate training is offered to all coworkers through the Colleges of Performance Excellence, Technology, Knowledge Management and Leadership. The colleges are designed to support specific corporate strategies and initiatives, and provide focused learning opportunities for coworkers to maximize their career development.

CDW's sales structure has evolved through the addition of higher end product and service offerings. When a customer requires in-depth knowledge of complex technology solutions, a CDW product category specialist is available to support the account manager. More than 100 specialists with advanced training and certification are available to assist with security, software, storage, power, networking, telephony, bandwidth, and service offerings. This has been a significant development in CDW's business model over the past several years, and reinforces the strength of our dialogue with customers. To remain the most responsive and focused business technology provider in the industry, CDW will continue to grow in new directions to best serve customer needs.





Getting I.T. Right through marketing.

Attracting new customers and developing additional business from current customers are the goals of CDW's extensive marketing program. Customers tell us they need help selecting products, as well as information on planning and specifying new technology for their organizations. To meet their needs, we have expanded our marketing program by transforming our catalogs into informative magazines with technical articles and product information.

In addition to the enhanced catalogs, we launched *State Tech,* a magazine directed toward state government agencies, and published numerous reference guides on such topics as security, networking, power, and storage. These publications provide the platform to reach out to specific customer segments by offering a credible, third party perspective on name brand technology.

CDW's commitment to providing technology information extends beyond publications. During 2002, CDW hosted nine technology seminars with topics ranging from product and service updates from our technology partners to in-depth overviews of technical subjects such as storage, security, and networking. These seminars also provide an opportunity for customers to meet their account managers in person and visit CDW's facilities. The seminars are available via CDW's Web site for those unable to attend.

We continued to promote CDW brand awareness during 2002 through our national branding campaign including television, magazine, newspaper, and radio advertising.

CDW Government, Inc. (CDW•G) demonstrates the success of our customer segmentation strategy. CDW•G serves federal, state, and local government agencies as well as educational institutions. This division uses focused sales teams, including face-to-face selling, inside sales support, and contract management specialists to meet the needs of this growing customer segment. These sales teams are supported by specialized sales training programs as well as customized marketing initiatives.

CDW•G's field sales team actively calls on public sector customers and prospects in 26 states. We continue to make investments in CDW•G as we target significant sales growth in the public sector.





CDW captured a greater level of partner participation during 2002 as our partners actively supported CDW in joint advertising initiatives.

We also support our customers with our two Web sites, CDW.com and CDWG.com. Designed for corporate and public sector customers, respectively, these sites are much more than Internet catalogs. In addition to obtaining product information and placing orders, customers utilize customized extranet Web sites that allow them to monitor order status, track asset tagged products, order custom configured systems, control purchasing authority, and obtain detailed purchase history.

In addition, CDW•G customers can view contract information and other tools created to assist government agencies and educational institutions when making purchasing decisions. Last year, our Web sites averaged more than 90,000 visitors per day.



"I have a great working relationship with CDW•G. My account manager gets me prompt quotes, timely delivery of my orders, and goes out of his way to address technical support issues. CDW•G customer service has made me a repeat buyer."

Dennis Schnierle
Instructional Technology Coordinator
Lincoln-Way Central High School, New Lenox, IL

Lincoln-Way Central High School is responsible for the education of students in the southwest suburbs of Chicago, Ill. Their mission is to provide the experiences and opportunities necessary to maximize the academic and social growth of all students.

"CDW's innovative marketing programs help us reach thousands of customers, quickly and easily. Our successful partnership is based on good communication and our mutual desire to give business and government customers the best technology products and service possible."

Andrew Sessa
Senior Business Development Manager
InFocus

InFocus Corporation is a projection industry pioneer and the worldwide leader in designing, manufacturing, and marketing award-winning digital projectors, technologies, and services.





Commitment to performance



With a diverse customer base, close customer relationships, a broad product mix, skilled account managers, a focused marketing strategy, industry leading partners, and an efficient distribution center, CDW has established the foundation for strong financial performance and continued success.

Throughout the company's history, CDW has remained committed to outstanding performance by investing the time and resources necessary to both understand and meet customer needs. This simple, yet effective, business strategy has allowed us to outperform the industry again in 2002, despite another year of challenges in the economy.

Getting I.T. Right through operational excellence.

One of CDW's greatest competitive advantages is the tight integration between customer-contact departments and those that support CDW's operations. That support is critical to the success of CDW's customer relationships, and encompasses the efforts of coworkers in purchasing, distribution, I.T., finance and throughout the organization.

Building relationships with partners allows CDW's purchasing department to ensure that customers have the best price, selection, and delivery possible, while giving CDW greater control over the quality of the customer experience. During 2002, we continued to expand partner relationships to improve efficiency and decrease costs in the supply chain. These efforts resulted in improved processes to reduce the time needed for CDW to receive and stock product, update product specifications, and provide volume purchase discounts to customers.

To further enhance purchasing and marketing communications with partners, we developed PartnerNet. This program offers extranets for CDW's vendor partners that provide market analysis, sales trends, and real-time sales reports. CDW's track record of success includes *Getting I.T. Right* in purchasing and marketing. Knowing what customers want means having the right products available and delivering *The Right Technology, Right Away.*

Our customers have come to expect quick and efficient processing of their orders. Each day more than 17,000 orders — an average of 30,000 boxes — are shipped through our 450,000-square-foot, state-of-the-art distribution center. If there is a customer service or technical question, we are available to provide assistance 24 hours a day, seven days a week, 365 days a year.

Through continuous efforts to improve efficiency, warehouse operations experienced a 15 percent increase in volume during 2002 while reducing overtime costs by over 55 percent. CDW's distribution center realized a 22 percent increase in productivity by implementing both process and technology improvements.

CDW's I.T. department focuses on both our efficiency initiatives and our goal of continuing to improve customer service. Just as our customers recognize the business advantage of I.T. investments, CDW also knows that the effective use of information technology allows all other areas of the company to better serve our customers. Adding efficiency to every area of the company, from operations to sales, improves our profitability.

Our commitment to increased efficiency, combined with a keen sense of cost management, resulted in further improvements to our operating income. Our operating margins increased to 7.0 percent of sales in 2002 from 6.8 percent in 2001.

CDW outpaces the industry in productivity, with average annual sales of approximately $1.5 million per coworker. Yet we believe there is further room for improvement through continued training and investment in the resources that build customer service efficiencies.

CDW Product Mix 2002
(Percent of Sales)



Getting I.T. Right through solid financial results.

CDW increased sales 7.6 percent in 2002 to a total of $4.265 billion. Our 2002 sales growth reflects overall strength across our product categories and represents a significant gain over the performance of the technology industry last year, which experienced an estimated sales decline of 6 to 8 percent.

CDW also had an impressive year from an earnings perspective, with diluted earnings per share increasing 11.1 percent.

Careful management of company assets contributes to CDW's strong financial performance. Control of inventory is important to CDW to provide fast delivery to customers while maintaining sound use of company assets. We constantly monitor inventory levels, comparing them with recent sales trends and projected demand. Our rapid-turn inventory model enables us to achieve over 25 annualized inventory turns. We also carefully monitor outstanding accounts receivable. Our days sales outstanding typically stay within the range of 29 to 31 days.

A strong balance sheet provides for future expansion, with cash on hand to fund internal growth and potential acquisitions. At the close of the fiscal year, we had over $500 million in cash and marketable securities and no debt. Cash and marketable securities increased $110 million during 2002.

Getting I.T. Right by preparing for the future.

As a leading provider of technology, CDW will continue to evaluate and promote innovative products and services. During 2002, we expanded our product line with additional mobile wireless, security and high-end storage solutions.

CDW has continued to invest in its future by adding capacity and infrastructure. A significant investment in the expansion of our distribution center in 2001 doubled its size to 450,000 square feet and added enhanced shipping and sorting capacity to improve efficiency. Initiatives planned for 2003 include further distribution automation and increased capacity for customized system configuration services.

With infrastructure in place, initiatives are under way to further increase our customer base and sales volume. Through expanded, focused marketing initiatives, CDW is targeting new customers and finding opportunities to increase our business with current customers.

CDW's entry into the public sector continues to provide a significant platform for growth. Since its creation in 1998, CDW•G revenue has grown from $100 million to over $865 million. The public sector, including government entities and educational institutions, continues to represent an outstanding market opportunity.

CDW is poised for continued growth. We have shown that our business model can drive excellent performance — even in an economic downturn. In good times and bad, CDW remains our customers' first choice for technology.

Building on our historic success, our vision for the future is for CDW to remain the largest and most profitable technology reseller in the United States. To realize this goal, we will continue to focus on offering a diversified line of CPUs, peripherals, software and services. We will continue developing business initiatives that serve our customers better than our competitors. We will continue to target specific customer segments and provide the industry's finest customer service. We will continue to make each customer's day a little easier by delivering *The Right Technology, Right Away.*



"I used to use several vendors for my technology needs. Over time, CDW has captured more of our business. They stand behind what they say. When they say it's going to be delivered, it's delivered."

Rick Peltz, CIO
Marcus & Millichap

Marcus & Millichap is a premier provider of investment real estate brokerage services, with operations in 34 markets across the United States.

"The additional services that CDW offers are extremely useful and customer focused. Overall, I chose CDW because I know they can provide what I need, no matter how much my company grows."

John Melbye, IS Manager
Parker Hannifin – Oildyne Division

With annual sales exceeding $6 billion, Parker Hannifin is the world's leading diversified manufacturer of motion and control technologies and systems, providing precision-engineered solutions for a wide variety of commercial, mobile, industrial and aerospace markets.

Selected Financial and Operating Data

(in thousands, except per share and selected operating data)

Year Ended December 31,	2002	2001	2000	1999	1998	1997	1996	1995
Income Statement Data:								
Net sales	$ 4,264,579	$ 3,961,545	$ 3,842,452	$ 2,561,239	$ 1,733,489	$ 1,276,929	$ 927,895	$ 628,721
Cost of sales	3,700,744	3,434,510	3,352,609	2,237,700	1,513,314	1,106,124	805,413	548,568
Gross profit	563,835	527,035	489,843	323,539	220,175	170,805	122,482	80,153
Selling, administrative and net advertising expenses	265,657	258,837	230,235	165,627	115,537	90,315	64,879	49,175
Exit charge[1]	—	—	—	—	—	—	4,000	—
Income from operations	298,178	268,198	259,608	157,912	104,638	80,490	53,603	30,978
Interest income, net	9,548	12,637	9,739	4,931	4,708	4,259	3,469	1,973
Other income (expense), net	(1,529)	(859)	(690)	(450)	(335)	(241)	(188)	47
Income before income taxes	306,197	279,976	268,657	162,393	109,011	84,508	56,884	32,998
Income tax provision	120,948	111,290	106,388	64,308	43,170	33,507	22,484	12,939
Net income	$ 185,249	$ 168,686	$ 162,269	$ 98,085	$ 65,841	$ 51,001	$ 34,400	$ 20,059
Earnings per share:								
Basic	$ 2.18	$ 1.97	$ 1.87	$ 1.14	$ 0.76	$ 0.59	$ 0.40	$ 0.24
Diluted	$ 2.10	$ 1.89	$ 1.79	$ 1.11	$ 0.76	$ 0.59	$ 0.40	$ 0.24
Weighted-average number of common shares outstanding:								
Basic	84,862	85,803	87,003	86,270	86,124	86,100	86,100	84,104
Diluted	88,296	89,136	90,860	88,304	87,008	86,816	87,140	84,320
Selected Operating Data:								
Number of invoices processed (000's)	4,995	4,394	3,810	2,934	2,367	1,822	1,318	998
Average invoice size	$ 935	$ 964	$ 1,054	$ 918	$ 780	$ 756	$ 765	$ 685
Commercial customers served (000's)[2]	361	357	309	285	246	209	164	142
% of sales to commercial customers	97 %	97 %	96 %	93 %	88 %	81 %	80 %	77 %
Net sales per coworker (000's)	$ 1,508	$ 1,436	$ 1,634	$ 1,462	$ 1,392	$ 1,490	$ 1,459	$ 1,364
Inventory turnover	27	30	28	23	24	21	23	22
Accounts receivable - days sales outstanding	29	29	32	33	32	25	23	22

December 31,	2002	2001	2000	1999	1998	1997	1996	1995
Financial Position:								
Cash, cash equivalents, and marketable securities	$ 504,614	$ 394,381	$ 202,621	$ 82,975	$ 70,688	$ 79,425	$ 74,952	$ 57,169
Working capital	$ 846,942	$ 695,786	$ 561,697	$ 340,117	$ 228,730	$ 167,421	$ 123,614	$ 99,127
Total assets	$ 1,095,664	$ 937,029	$ 748,437	$ 505,915	$ 341,821	$ 269,641	$ 198,830	$ 132,929
Total debt and capitalized lease obligations	—	—	—	—	—	—	—	—
Total shareholders' equity	$ 924,070	$ 778,657	$ 636,251	$ 390,984	$ 270,763	$ 199,866	$ 141,622	$ 106,161
Return on shareholders' equity[3]	22.8 %	24.7 %	31.0 %	30.1 %	28.2 %	29.8 %	28.2 %	26.0 %

[1] The exit charge provides for estimated costs associated with vacating the Company's leased facility. See Note 7 of Notes to Consolidated Financial Statements.

[2] Commercial customers is defined as public sector and corporate customers excluding consumers.

[3] Return on shareholders' equity is calculated as net income for the period divided by average shareholders' equity.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the Notes thereto.

Overview

We are the largest direct marketer of multi-brand computers and related technology products and services in the United States. Our primary business is conducted from a combined corporate office and distribution center located in Vernon Hills, Illinois, sales offices in Mettawa and Chicago, Illinois, and a sales office in Lansdowne, Virginia. Additionally, we market and sell products through **CDW.com** and **CDWG.com**, our Web sites.

For financial reporting purposes, we have two operating segments: corporate, which is primarily comprised of business customers, but also includes consumers (which generated approximately 3% of total sales in 2002), and public sector, comprised of federal, state and local government and educational institution customers, who are served by CDW Government, Inc. ("CDW-G"), a wholly-owned subsidiary.

Financial Reporting Release No. 60, released by the Securities and Exchange Commission, encourages all registrants to include a discussion of "critical" accounting policies or methods used in the preparation of financial statements. We present in the notes to our consolidated financial statements a summary of these accounting policies. Our most significant accounting policies relate to the sale, purchase, distribution and promotion of our products. Therefore, our accounting principles in the areas of revenue recognition, trade accounts receivable valuation, inventory valuation, vendor transactions and marketing activities are the most significant.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make use of certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and revisions to estimates are included in our results for the period in which the actual amounts become known.

Significant estimates in our financial statements include allowances for doubtful accounts receivable, sales returns and pricing disputes, net realizable value of inventories, vendor transactions and loss contingencies.

Allowance for doubtful accounts receivable.
We provide allowances for doubtful accounts related to accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We take into consideration the overall quality and aging of the receivable portfolio along with specifically identified customer risks. If actual customer payment performance were to deteriorate to an extent not expected, additional allowances may be required.

Sales returns and pricing disputes.
At the time of sale, we record an estimate for sales returns and pricing disputes based on historical experience.

Net realizable value of inventories.
Inventory is valued at the lower of cost or market value. We decrease the value of inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value, based upon an aging analysis of the inventory on hand, specifically known inventory-related risks, and assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Vendor transactions.
We receive incentives from vendors related to cooperative advertising allowances, rebates, price protection and other programs. These incentives generally relate to agreements with the vendors and are recorded as adjustments to gross margin or net advertising expense, as appropriate. If market conditions were to deteriorate, vendors may change the terms of some or all of these programs.

Loss contingencies.
We accrue for contingent obligations when a loss is probable and the amount can be reasonably estimated. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the financial statements.

Results of Operations

The following table sets forth for the periods indicated information derived from our consolidated statements of income expressed as a percentage of net sales:

	Percentage of Net Sales Years Ended December 31,		
Financial Results	2002	2001	2000
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	86.8	86.7	87.2
Gross profit	13.2	13.3	12.8
Selling and administrative expenses	6.1	6.4	5.7
Net advertising expenses	0.1	0.1	0.3
Income from operations	7.0	6.8	6.8
Interest and other income	0.2	0.3	0.2
Income before income taxes	7.2	7.1	7.0
Income tax provision	2.8	2.8	2.8
Net income	4.4 %	4.3 %	4.2 %

The following table sets forth for the periods indicated a summary of certain of our consolidated operating statistics:

	Years Ended December 31,		
Operating Statistics	2002	2001	2000
Number of invoices processed	4,995,459	4,394,157	3,810,452
Average invoice size	$ 935	$ 964	$ 1,054
Commercial customers served [1]	361,052	356,769	309,471
% of sales to commercial customers	97.4 %	96.7 %	96.0 %
Sales force, end of period	1,320	1,301	1,216
Annualized inventory turnover	27	30	28
Accounts receivable - days sales outstanding	29	29	32
Direct web sales (000's)	$ 829,233	$ 615,316	$ 416,259
Daily average web users	91,419	91,617	82,765

[1] Commercial customers is defined as public sector and corporate customers excluding consumers.

The following table presents consolidated net sales dollars by product category as a percentage of total consolidated net sales dollars. Product lines are based upon internal product code classifications. Product mix for the years ended December 31, 2001 and 2000 has been retroactively adjusted for certain changes in individual product categorization.

	Years Ended December 31,		
Analysis of Product Mix	2002	2001	2000
Notebook computers and accessories	12.5 %	14.7 %	19.5 %
Desktop computers and servers	13.4	13.4	15.7
Subtotal computer products	25.9	28.1	35.2
Software	17.8	16.8	12.2
Data storage devices	14.2	14.5	13.8
Printers	13.3	12.9	11.4
Net/comm products	9.5	9.5	9.1
Video	8.8	8.4	7.7
Add-on boards/memory	4.2	4.3	6.0
Input devices	3.2	2.9	2.5
Other	3.1	2.6	2.1
Total	100.0 %	100.0 %	100.0 %

The following table represents the change in year-over-year consolidated sales dollars by product categories for each of the periods indicated. Product lines are based upon internal product code classifications. The rates of change for the years ended December 31, 2001 and 2000 have been retroactively adjusted for certain changes in individual product categorization.

	Years Ended December 31,		
Analysis of Product Category Growth	2002	2001	2000
Notebook computers and accessories	(8.3) %	(22.7) %	48.5 %
Desktop computers and servers	7.4	(12.5)	45.2
Subtotal computer products	(0.8)	(18.2)	47.0
Software	13.8	41.7	38.9
Data storage devices	5.1	7.8	47.1
Printers	11.1	16.2	36.3
Net/comm products	7.0	6.7	61.5
Video	13.3	11.5	63.1
Add-on boards/memory	5.7	(26.2)	78.6
Input devices	20.9	17.4	47.9
Other	27.1	26.4	86.2
Total	7.6 %	3.1 %	50.0 %

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net sales in 2002 increased 7.6% to a record $4.265 billion, compared to $3.962 billion in 2001. Sales of software, input devices, video and printers were strong, with sales increasing over 10% for each of these product categories over 2001. Corporate segment sales increased 3.6% from $3.281 billion in 2001 to $3.399 billion in 2002, and comprised 79.7% of our total sales for 2002. Public sector segment sales increased 27.1%, from $681 million in 2001 to $865 million in 2002 and comprised 20.3% of our total sales for 2002. The growth in our public sector segment is due in part to focused sales and marketing efforts in the federal, state and local government and educational institution markets.

The average selling price of desktop computers decreased 8.3%, servers decreased 0.4% and notebook computers decreased 9.0% from 2001. Unit sales of desktop computers increased 15.2% and unit sales of servers increased 11.2% from 2001, while unit sales of notebook computers decreased 0.6% from 2001. We believe there may be future decreases in pricing for computer products in 2003, resulting in a lower average invoice size. Such decreases require us to generate more orders and sell more units in order to maintain or increase the level of sales.

On a forward-looking basis, we believe that cautious assumptions as to the rate of sales growth in 2003 are appropriate, primarily due to uncertainty related to economic as well as political conditions, and potentially lower unit selling prices and reduced I.T. spending levels.

Gross profit increased 7.0% to $563.8 million in 2002 from $527.0 million in 2001. As a percentage of net sales, gross profit decreased to 13.2% in 2002, compared with 13.3% in 2001. Our gross profit objective as a percentage of net sales is between 12.5% and 13.0%. The gross profit margin depends on various factors, including vendor inventory price protection and rebate programs, product mix, including third party services, pricing strategies, market conditions and other factors, any of which could result in a fluctuation of gross margins below recent experience.

Selling and administrative expenses increased 3.3% to $261.6 million in 2002, compared to $253.3 million in 2001. This increase resulted primarily from $3.9 million of increased employee-related costs (which include items such as profit sharing, incentive awards and insurance), $3.7 million of increased payroll costs and $1.6 million of increased occupancy costs. Selling and administrative expenses decreased to 6.1% of net sales in 2002 versus 6.4% in 2001.

At December 31, 2002, approximately 62% of our sales account managers had fewer than 24 months experience and 38% had fewer than 12 months, as compared to 72% and 46% at December 31, 2001, respectively. On a forward-looking basis, during 2003, we plan to expand our sales force in both the corporate and public sector segments by a total of approximately 150 account managers. Selling and administrative expenses may increase as a percentage of net sales over prior year levels due to investments in additional sales personnel.

We have executed various operating lease agreements, primarily for sales office facilities in the Chicago metropolitan area. The following table summarizes these lease agreements and the related financial commitment (see Note 7 to the Consolidated Financial Statements):

Lease Agreements and Related Financial Commitment

Location	Square Footage	Lease Commencement	Lease Term	Aggregate Future Minimum Lease Payments	Average Annual Lease Expense
120 S. Riverside Chicago, IL	72,000	April and August 2000	10 years	$9.5 million	$1.2 million
10 S. Riverside Chicago, IL	72,000	February and August 2001	10 years	$12.0 million	$1.4 million
Mettawa, IL	156,000	March 2001	10 years	$30.9 million	$3.8 million

Net advertising expense decreased to $4.0 million in 2002, compared to $5.5 million in 2001. The decrease in net advertising expense was the result of an increase in cooperative advertising income, which more than offset the increase in gross advertising expense. As a percentage of net sales, net advertising expense was 0.1% in both 2002 and 2001. Gross advertising expense increased $1.7 million to $89.1 million in 2002 while decreasing as a percentage of net sales to 2.1% versus 2.2% in 2001. Cooperative advertising reimbursements increased to $85.0 million in 2002, compared to $81.8 million in 2001. As a percentage of net sales, cooperative advertising reimbursements decreased

to 2.0% in 2002, compared to 2.1% in 2001. Cooperative advertising reimbursements as a percentage of net sales may decrease in future periods depending on the level of vendor participation achieved and collection experience.

Consolidated operating income was $298.2 million in 2002, an 11.2% increase from $268.2 million in 2001. This increase was primarily a result of the increase in net sales and gross margin in 2002, partially offset by the increase in operating expenses. Consolidated operating income as a percentage of net sales increased to 7.0% in 2002, compared to 6.8% in 2001. Corporate segment operating income was $281.9 million in 2002, a 14.8% increase from $245.5 million in 2001. The increase in corporate segment operating income was primarily due to increased sales. Public sector segment operating income was $16.3 million in 2002, a 28.2% decrease from $22.7 million in 2001. Public sector segment operating income as a percentage of net sales decreased to 1.9% in 2002, compared to 3.3% in 2001. The decrease in public sector segment operating income was due to lower gross margin and higher operating expenses, consisting primarily of payroll and coworker costs incurred to support current and future projected growth in our public sector business.

Interest income, net of other expenses, decreased to $8.0 million in 2002, compared to $11.8 million in 2001, as higher levels of cash available for investing were offset by decreases in the rates of interest earned. The higher levels of cash were due to cash flows from operations, primarily net income, and tax benefits from stock options and restricted stock transactions.

The effective income tax rate, expressed as a percentage of income before income taxes, was 39.5% in 2002 and 39.75% in 2001.

Net income in 2002 was $185.2 million, a 9.8% increase from $168.7 million in 2001. Diluted earnings per share were $2.10 in 2002 and $1.89 in 2001, an increase of 11.1%.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net sales in 2001 increased 3.1% to $3.962 billion, compared to $3.842 billion in 2000. The growth in net sales in 2001 was primarily attributable to an increased customer base as well as substantial growth in our public sector segment. We expanded our sales force by 7.0% in 2001 to 1,301 account managers at December 31, 2001 and continued to actively market, enabling us to increase our customer base 15.3% from the prior year. Public sector segment sales increased 62.8%, from $418 million in 2000 to $681 million in 2001, and comprised 17.2% of our total sales for 2001. Corporate segment sales declined 4.2% to $3.281 billion in 2001 due to reduced I.T. spending levels in a difficult economic environment and reduced average selling prices per unit. The growth in our public sector segment was due in part to focused sales and marketing efforts in the federal, state and local government and educational institution markets and the fact that these customers did not reduce I.T. budgets as severely as those in the corporate markets.

The average selling price of desktop computers decreased 17.9%, servers decreased 24.2% and notebook computers decreased 18.1% from 2000. Unit sales of desktop computers increased 9.2% and unit sales of servers increased 11.6% from 2000, while unit sales of notebook computers decreased 11.7% from 2000.

Gross profit increased 7.6 % in 2001 to $527.0 million, compared to $489.8 million in 2000. As a percentage of net sales, gross profit increased to 13.3% in 2001, compared to 12.8% in 2000. The increase in the gross profit percentage was primarily due to vendor incentives and the impact of software maintenance products and third party services that are recorded as net sales at the net amount retained by the Company, with no cost of goods sold.

Selling and administrative expenses increased 16.3% in 2001, to $253.3 million, compared to $217.8 million in 2000. This increase was primarily due to $11.4 million of increased occupancy costs along with $16.9 million of increased payroll costs, which was partially due to a higher average number of sales account managers during 2001. Approximately 72% of sales account managers at December 31, 2001 had fewer than 24 months experience and 46% had fewer than 12 months, as compared to 77% and 58% at December 31, 2000, respectively. Selling and administrative expenses increased to 6.4% of net sales in 2001 versus 5.7% in 2000.

Net advertising expense decreased to $5.5 million in 2001, compared to $12.5 million in 2000, as gross advertising expense decreased and cooperative advertising reimbursements increased. As a percentage of net sales, net advertising expense decreased to 0.1% in 2001 from 0.3% in 2000. Gross advertising expense decreased $3.9 million to $87.4 million in 2001 while decreasing as a percentage of net sales to 2.2% versus 2.4% in 2000. Although gross advertising spending decreased, we believe we achieved more coverage due to reduced media rates. Cooperative advertising reimbursements increased $3.0 million to $81.8 million in 2001 and remained constant as a percentage of net sales at 2.1%.

Consolidated operating income was $268.2 million in 2001, a 3.3% increase from $259.6 million in 2000. This increase was primarily a result of the increase in sales and gross margin in 2001, partially offset by the increase in operating expenses. Consolidated operating income as a percentage of net sales was 6.8% in both 2001 and 2000. Corporate segment operating income was $245.5 million in 2001, compared to $245.9 million in 2000. This slight decrease in operating income was primarily due to increased operating expenses, partially offset by increased gross margin. Operating expenses increased due to higher payroll costs and higher occupancy costs resulting from additional sales offices and the expansion of our distribution center. The increase in gross margin resulted primarily from changes in product mix, vendor incentives and the impact of software maintenance products and third party services, which are recorded as net sales at the net amount retained by the Company. Corporate segment operating income increased as a percentage of net sales to 7.5% in 2001 from 7.2% in 2000. Public sector segment operating income was $22.7 million in 2001, a 65.7% increase from $13.7 million in 2000, primarily due to the increase in sales. Public sector segment operating income as a percentage of net sales was 3.3% in both 2001 and 2000.

Interest income, net of other expenses, increased to $11.8 million in 2001, compared to $9.0 million in 2000, primarily due to higher levels of cash available for investing offsetting a decrease in the average rate of interest earned. The higher levels of cash were due to cash flows from operations, primarily net income, a decrease in accounts receivable and tax benefits from stock options and restricted stock transactions.

The effective income tax rate, expressed as a percentage of income before income taxes, was 39.75% in 2001 and 39.6% in 2000.

Net income in 2001 was $168.7 million, a 4.0% increase from $162.3 million in 2000. Diluted earnings per share were $1.89 in 2001 and $1.79 in 2000, an increase of 5.6%. All per share amounts have been adjusted to reflect the two-for-one stock split effected in the form of a stock dividend paid on June 21, 2000.

Seasonality

While sales in our corporate segment, which serves business and consumer markets, have not historically experienced significant seasonality throughout the year, sales in our public sector segment have historically been higher in the third quarter than in other quarters due to the buying patterns of government and education customers. If sales to public sector customers continue to increase as a percentage of overall sales, the Company as a whole may experience increased seasonality in future periods.

Liquidity and Capital Resources

Working Capital

We have historically financed our operations and capital expenditures primarily through cash flow from operations. At December 31, 2002, we had cash, cash equivalents and marketable securities of $504.6 million and working capital of $846.9 million, representing an increase of $110.2 million in cash, cash equivalents and marketable securities and an increase of $151.1 million in working capital from December 31, 2001. The increase in working capital was a result of increases in cash, cash equivalents and marketable securities, accounts receivable and merchandise inventory, partially offset by increases in accrued expenses.

We have an aggregate $70 million available pursuant to two $35 million unsecured lines of credit with two financial institutions. One line of credit expires in June 2003, at which time we intend to renew the line, and the other does not have a fixed expiration date. Borrowings under the first credit facility bear interest at the prime rate less 2 1/2%, LIBOR plus 1/2% or the federal funds rate plus 1/2%, as determined by the Company. Borrowings under the second credit facility bear interest at the prime rate less 2 1/2%, LIBOR plus .45% or the federal funds rate plus .45%, as determined by the Company. At December 31, 2002, there were no borrowings under either of the credit facilities.

In January 2001, our Board of Directors authorized the purchase of up to 5,000,000 shares of our common stock. This repurchase program was completed during September 2002. Repurchased shares are held in treasury pending use for general corporate purposes, including issuances under various employee stock plans. Under this repurchase program, we purchased 2,307,500 shares of our common stock during the year ended December 31, 2002, at a total cost of $106.4 million (an average price of $46.11 per share). These repurchases included 384,376 shares repurchased on May 7, 2002, at a total cost of $19.0 million ($49.50 per share), from Daniel B. Kass, then an Executive Vice President and a Director of the Company. From January 2001 though September 2002, we purchased the 5,000,000 shares authorized to be repurchased at a total cost of $204.6 million (an average price of $40.92 per share).

In July 2002, our Board of Directors authorized a new share repurchase program of up to 2,500,000 shares of our common stock. These purchases may be made from time to time in both the open market and private transactions, as conditions warrant. This program will remain in effect through July 2004 unless earlier terminated by the Board or completed. Under this repurchase program, we purchased 508,376 shares of our common stock at a total cost of $21.9 million (an average price of $42.99 per share) during the year ended December 31, 2002.

Our current and anticipated uses of our cash, cash equivalents and marketable securities are to fund growth in working capital and capital expenditures necessary to support future growth in sales, our stock buyback program and possible expansion through acquisitions. We believe that the funds held in cash, cash equivalents and marketable securities, and funds available under the credit facilities, will be sufficient to fund our working capital and cash requirements at least through December 31, 2003.

Cash Flows

Net cash provided by operating activities in 2002 was $231.4 million compared to $302.4 million in 2001. The primary factors that affected our cash flow from operations were net income; changes in accounts receivable, merchandise inventory, and accrued income taxes and other expenses; and tax benefits from stock options and restricted stock transactions. Accounts receivable at December 31, 2002 increased $15.7 million compared to December 31, 2001, primarily due to an increase in sales. Inventory increased $31.7 million at December 31, 2002 compared to December 31, 2001, primarily to support higher sales volume. Accrued income taxes and other expenses increased $12.7 million at December 31, 2002 compared to December 31, 2001, due to the timing of estimated tax payments. Cash provided by operating activities in 2002 was also positively impacted by a $69.5 million tax benefit recorded to paid-in capital, relating to the exercise of options pursuant to the MPK Stock Option Plan, the CDW Incentive Stock Option Plan and the vesting of shares related to the MPK Restricted Stock Plan.

Net cash used in investing activities for the year ended December 31, 2002 was $109.8 million, including $99.8 million for investments in marketable securities and $10.6 million used for capital expenditures. Capital expenditures related primarily to furniture and fixtures, leasehold improvements and computer software.

At December 31, 2002, we had a $5.2 million net investment in and loan to CDW Leasing, L.L.C. ("CDW-L"). CDW-L is a joint venture that is 50 percent owned by each of CDW Capital Corporation ("CDWCC"), a wholly-owned subsidiary of the Company, and First Portland Corporation ("FIRSTCORP"), an unrelated third party leasing company. Subsequent to December 31, 2002, FIRSTCORP was acquired by IFC Credit Corporation. We use the equity method to account for our investment in CDW-L. Effective May 1, 2002, we decided to stop originating new leases with this venture and began to refer customers to independent leasing sources, including FIRSTCORP and several manufacturer captive entities. The existing leases in CDW-L's portfolio will be held until maturity, with the majority expiring prior to December 31, 2004. CDWCC had previously committed to loan up to $10 million to CDW-L to fund new leases. On September 5, 2002, CDWCC terminated its loan commitment. Repayment of the outstanding loans may be made through cash flow from operations after debt service on subordinated loans outstanding from financial institutions. At December 31, 2002, $4.0 million was outstanding under this loan agreement, $1.4 million of which is subordinated to CDW-L's loan from a financial institution. CDW-L has a $40 million financing commitment from a financial institution, of which $12.2 million was outstanding and $27.8 million remained available at December 31, 2002. The financing commitment, collateralized by lease receivables, requires CDW-L to meet certain financial covenants and is without recourse to CDWCC or the Company. Under the terms of the financing agreements, CDW-L's total loans outstanding and related terms were:

CDW Leasing, L.L.C. Loans Outstanding and Related Terms

Lender	Type of Instrument	Maturity	Interest Rate as of December 31, 2002	Outstanding Balance as of December 31, 2002 (in 000's)
Financial institution	Term note	Various thru 4/29/04	4.87% – 8.86%	$ 12,200
CDWCC	Subordinated note	Payable on demand	6.382% (LIBOR + 5.0%)	1,400
CDWCC	Non-subordinated note	Payable on demand	3.582% (LIBOR + 2.2%)	2,600
Total				$ 16,200

At December 31, 2002, the present value of CDW-L's borrowing base was $16.2 million and CDW-L was in compliance with all of the covenants under the agreement with the financial institution.

Net cash used in financing activities for the year ended December 31, 2002 was $110.5 million. The repurchase of 2,815,876 shares of our common stock at a total cost of $128.3 million was partially offset by proceeds of $17.8 million from the exercise of stock options under our various stock option plans.

In August 2001, Michael P. Krasny, the Chairman Emeritus, principal shareholder and a Director of the Company; Gregory C. Zeman, a Director and then Vice Chairman of the Company; and Daniel B. Kass, then an Executive Vice President and a Director of the Company, sold 10,562,500 shares of common stock through a secondary public offering at a price of $40.00 per share. We did not receive any proceeds from the sale of their shares and the number of outstanding common shares was not impacted. The shares sold by Mr. Zeman and Mr. Kass were acquired from Mr. Krasny through the exercise of options previously granted to them pursuant to the MPK Stock Option Plan. The sale of shares by Mr. Zeman and Mr. Kass resulted in the realization by the Company in the year ended December 31, 2001 of an income tax benefit of approximately $43.5 million, of which approximately $600,000 had been previously recorded to deferred taxes. The incremental tax benefit of $42.9 million was recorded as an increase to paid-in capital. Additionally, we recorded incremental payroll tax expense of approximately $1.6 million related to the option exercise, which reduced diluted earnings per share by approximately $0.01 per share.

In March 2002, Mr. Zeman sold 2,000,000 shares of common stock at a price of $48.00 per share. We did not receive any proceeds from the sale of shares and the number of outstanding common shares was not impacted. The shares sold by Mr. Zeman were acquired from Mr. Krasny through the exercise of options previously granted to Mr. Zeman pursuant to the MPK Stock Option Plan. The exercise of options by Mr. Zeman resulted in the realization by the Company of an income tax benefit of approximately $37.9 million in the first quarter of 2002, of which approximately $400,000 had been previously recorded to deferred taxes. We recorded the incremental tax benefit of $37.5 million as an increase to paid-in capital. In addition, we recorded incremental payroll tax expense related to the option exercise of approximately $1.4 million, which reduced diluted earnings per share by approximately $0.01 per share.

Recently Issued Accounting Pronouncements

In 2002, we adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and determined that there was no impact on our financial statements. If facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, we would measure the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time any such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, these assets would be adjusted to their fair values.

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." Among other things, the statement updates, clarifies and simplifies existing accounting pronouncements relating to the extinguishment of debt. The provisions of this statement related to the extinguishment of debt shall be applied in fiscal years beginning after May 15, 2002. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces previous accounting guidance provided by Emerging Issues Task Force ("EITF") Issue No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the EITF reached consensus on Issue No. 02-16, "Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products)." Cash consideration should generally be considered an adjustment of the prices of the vendor's products and, therefore, characterized as a reduction of cost of sales when recognized in the reseller's income statement unless certain conditions apply. We will adopt the provisions of this issue for all agreements modified or entered into on or after January 1, 2003. We expect the adoption of this issue will result in the reclassification of certain amounts currently classified as a reduction of advertising expense to a reduction of cost of sales on a prospective basis.

In November 2002, the EITF published Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), which addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF 00-21 is effective for the Company for revenue arrangements entered into beginning July 1, 2003. We have not yet determined the impact, if any, of adopting EITF 00-21.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the disclosure of certain guarantees existing at December 31, 2002 and recognition of a liability for the fair value of the obligation of qualifying guarantee activities that are initiated or modified after December 31, 2002. As of December 31, 2002, the Company had no significant guarantees.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 provides additional transition guidance for those entities that elect to voluntarily adopt the accounting provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" and provides additional disclosure requirements for all companies. The disclosure requirements are effective as of December 31, 2002, and are reflected within the notes to the financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" ("FIN 46"). FIN 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interests or significant financial support provided to it. FIN 46 will be effective for the Company on February 1, 2003 for variable interest entities created after January 31, 2003, and on July 1, 2003 for variable interest entities created prior to February 1, 2003. We do not expect the adoption of FIN 46 to have a material impact on our 2003 consolidated financial statements.

Certain statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations such as those concerning the Company's sales growth, gross profit as a percentage of sales, advertising expense and cooperative advertising reimbursements are forward-looking statements that involve certain risks and uncertainties. Please see "Forward-Looking Statements" for a more detailed discussion of such forward-looking statements and related risks and uncertainties.

Quantitative and Qualitative Disclosures About Market Risk

The Company's investments in marketable securities as of December 31, 2002 all mature before December 31, 2004 and are concentrated in U.S. Government and Government agency securities, municipal bonds and corporate fixed income securities. As such, the risk of significant changes in the value of these securities as a result of a change in market interest rates is minimal.

Consolidated Balance Sheets

(in thousands)

	December 31,	
	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 157,140	$ 145,977
Marketable securities	347,474	248,404
Accounts receivable, net of allowance for doubtful accounts of $10,500 and $9,500, respectively	333,084	318,405
Merchandise inventory	150,785	119,117
Miscellaneous receivables	14,084	9,760
Deferred income taxes	11,757	9,040
Prepaid expenses	4,212	3,455
Total current assets	1,018,536	854,158
Property and equipment, net	64,088	69,073
Investment in and advances to joint venture	5,176	5,382
Deferred income taxes and other assets	7,864	8,416
Total assets	$ 1,095,664	$ 937,029
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 102,786	$ 106,808
Accrued expenses:		
Compensation	33,057	28,113
Income taxes	17,945	7,847
Exit costs	1,223	1,587
Other	16,583	14,017
Total current liabilities	171,594	158,372
Commitments and contingencies	—	—
Shareholders' equity:		
Preferred shares, $1.00 par value; 5,000 shares authorized; none issued	—	—
Common shares, $ .01 par value; 500,000 shares authorized; 89,669 and 88,466 shares issued, respectively	897	885
Paid-in capital	346,054	258,708
Retained earnings	806,548	621,299
Unearned compensation	(837)	(1,931)
Accumulated other comprehensive income	3	—
	1,152,665	878,961
Less cost of common shares in treasury, 5,708 shares and 2,893 shares, respectively	(228,595)	(100,304)
Total shareholders' equity	924,070	778,657
Total liabilities and shareholders' equity	$ 1,095,664	$ 937,029

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)

	Years Ended December 31,		
	2002	2001	2000
Net sales	$ 4,264,579	$ 3,961,545	$ 3,842,452
Cost of sales	3,700,744	3,434,510	3,352,609
Gross profit	563,835	527,035	489,843
Selling and administrative expenses	261,611	253,328	217,756
Net advertising expense	4,046	5,509	12,479
Income from operations	298,178	268,198	259,608
Interest income	9,548	12,637	9,739
Other expense, net	(1,529)	(859)	(690)
Income before income taxes	306,197	279,976	268,657
Income tax provision	120,948	111,290	106,388
Net income	$ 185,249	$ 168,686	$ 162,269
Earnings per share:			
Basic	$ 2.18	$ 1.97	$ 1.87
Diluted	$ 2.10	$ 1.89	$ 1.79
Weighted-average number of common shares outstanding:			
Basic	84,862	85,803	87,003
Diluted	88,296	89,136	90,860

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands)

	Total Shareholders' Equity	Common Shares	Paid-in Capital	Retained Earnings	Unearned Compensation	Treasury Shares	Accumulated Other Comprehensive Income	Comprehensive Income
Balance at December 31, 1999	$ 390,984	$ 866	$ 102,338	$ 290,344	$ (475)	$ (2,089)	$ —	
MPK Restricted Stock Plan forfeitures	—	—	(15)	—	15	—	—	
Amortization of unearned compensation	258	—	—	—	258	—	—	
Compensatory stock option grants	4,225	—	4,225	—	—	—	—	
Exercise of stock options	7,125	9	7,116	—	—	—	—	
Tax benefit from stock option and restricted stock transactions	71,390	—	71,390	—	—	—	—	
Net income	162,269	—	—	162,269	—	—	—	
Balance at December 31, 2000	636,251	875	185,054	452,613	(202)	(2,089)	—	
MPK Restricted Stock Plan forfeitures	—	—	(2)	—	2	—	—	
Amortization of unearned compensation	1,932	—	—	—	1,932	—	—	
Compensatory stock option grants	2,741	—	2,741	—	—	—	—	
Compensatory restricted stock grant	—	1	3,662	—	(3,663)	—	—	
Exercise of stock options	9,136	9	9,127	—	—	—	—	
Tax benefit from stock option and restricted stock transactions	58,126	—	58,126	—	—	—	—	
Purchase of treasury shares	(98,215)	—	—	—	—	(98,215)	—	
Net income	168,686	—	—	168,686	—	—	—	
Balance at December 31, 2001	778,657	885	258,708	621,299	(1,931)	(100,304)	—	
MPK Restricted Stock Plan forfeitures	—	—	(22)	—	22	—	—	
Amortization of unearned compensation	1,072	—	—	—	1,072	—	—	
Exercise of stock options	17,837	12	17,825	—	—	—	—	
Tax benefit from stock option and restricted stock transactions	69,543	—	69,543	—	—	—	—	
Purchase of treasury shares	(128,291)	—	—	—	—	(128,291)	—	
Net income	185,249	—	—	185,249	—	—	—	$ 185,249
Net unrealized gains on marketable securities	3	—	—	—	—	—	3	3
Comprehensive income	—	—	—	—	—	—	—	$ 185,252
Balance at December 31, 2002	$ 924,070	$ 897	$ 346,054	$ 806,548	$ (837)	$ (228,595)	$ 3	

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 185,249	$ 168,686	$ 162,269
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	15,564	15,383	10,478
Accretion of marketable securities	699	(181)	(2,930)
Stock-based compensation expense	1,072	4,673	4,483
Allowance for doubtful accounts	1,000	2,500	2,700
Deferred income taxes	(1,446)	(3,438)	(1,866)
Tax benefit from stock transactions	69,543	58,126	71,390
Changes in assets and liabilities:			
Accounts receivable	(15,679)	16,519	(109,934)
Miscellaneous receivables and other assets	(5,391)	3,360	(5,940)
Merchandise inventory	(31,668)	(8,915)	16,015
Prepaid expenses	(757)	(495)	(2,097)
Accounts payable	(4,022)	50,727	(9,576)
Accrued compensation	4,944	1,468	(694)
Accrued income taxes and other expenses	12,664	(5,734)	7,882
Accrued exit costs	(364)	(275)	(357)
Net cash provided by operating activities	231,408	302,404	141,823
Cash flows from investing activities:			
Purchases of available-for-sale securities	(1,542,447)	(1,895,807)	(116,398)
Redemptions of available-for-sale securities	1,609,622	1,790,862	60,900
Purchases of held-to-maturity securities	(346,586)	(94,249)	(130,781)
Redemptions of held-to-maturity securities	179,645	109,928	93,480
Investment in and advances to joint venture	(8,956)	(23,579)	(21,706)
Repayment of advances from joint venture	9,510	24,323	22,489
Purchase of property and equipment	(10,579)	(22,490)	(33,015)
Net cash used in investing activities	(109,791)	(111,012)	(125,031)
Cash flows from financing activities:			
Purchase of treasury shares	(128,291)	(98,215)	—
Proceeds from exercise of stock options	17,837	9,136	7,125
Net cash (used in) provided by financing activities	(110,454)	(89,079)	7,125
Net increase in cash	11,163	102,313	23,917
Cash and cash equivalents - beginning of year	145,977	43,664	19,747
Cash and cash equivalents - end of year	$ 157,140	$ 145,977	$ 43,664
Supplementary disclosure of cash flow information:			
Taxes paid	$ 42,684	$ 66,763	$ 28,679

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Business

CDW Computer Centers, Inc. (collectively with its subsidiaries, "CDW" or the "Company") is the largest direct marketer of multi-brand computers and related technology products and services in the United States. Our primary business is conducted from a combined corporate office and distribution center located in Vernon Hills, Illinois, sales offices in Mettawa and Chicago, Illinois, and a sales office in Lansdowne, Virginia. Additionally, we market and sell products through **CDW.com** and **CDWG.com**, our Web sites.

We extend credit to corporate and public sector customers under certain circumstances based upon the financial strength of the customer. Such customers are typically granted net 30 day credit terms. Payment for the balance of our sales is made primarily through third party credit cards.

2. Summary of Significant Accounting Policies

Presented here is a summary of the most significant accounting policies used in the preparation of our consolidated financial statements. Our most significant accounting policies relate to the sale, purchase, distribution and promotion of our products. Therefore, our accounting policies in the areas of revenue recognition, inventory valuation, vendor purchase and merchandising arrangements and marketing activities, among others, are discussed.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CDW Computer Centers, Inc. and our wholly-owned subsidiaries. One of our wholly-owned subsidiaries, CDW Capital Corporation ("CDWCC"), owns a 50% interest in CDW Leasing, L.L.C. ("CDW-L") (Note 12). The investment in CDW-L is accounted for by the equity method. All intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make use of certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates in these financial statements include allowances for doubtful accounts receivable, sales returns and pricing disputes, net realizable value of inventories, vendor transactions and loss contingencies. Actual results could differ from those estimates.

Allowance for doubtful accounts receivable.
We provide allowances for doubtful accounts related to accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We take into consideration the overall quality and aging of the receivable portfolio along with specifically identified customer risks. If actual customer payment performance were to deteriorate to an extent not expected, additional allowances may be required.

Sales returns and pricing disputes.
At the time of sale, we record an estimate for sales returns and pricing disputes based on historical experience.

Net realizable value of inventories.
Inventory is valued at the lower of cost or market value. We decrease the value of inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value, based upon an aging analysis of the inventory on hand, specifically known inventory-related risks, and assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Vendor transactions.
We receive incentives from vendors related to cooperative advertising allowances, rebates, price protection and other programs. These incentives generally relate to agreements with the vendors and are recorded as adjustments to gross margin or net advertising expense, as appropriate. If market conditions were to deteriorate, vendors may change the terms of some or all of these programs.

Loss contingencies.
We accrue for contingent obligations when a loss is probable and the amount can be reasonably estimated. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the financial statements.

Earnings Per Share

We calculate earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Accordingly, we have disclosed earnings per share calculated using both the basic and diluted methods for all periods presented. A reconciliation of basic and diluted per share computations is included in Note 10.

On April 22, 2000, the Board of Directors of the Company approved a two-for-one stock split effected in the form of a stock dividend paid on June 21, 2000 to all common shareholders of record at the close of business on June 14, 2000. All per share and related amounts contained in these financial statements and notes have been adjusted to reflect this stock split.

Cash and Cash Equivalents

Cash and cash equivalents include all deposits in banks and highly liquid temporary cash investments purchased with original maturities of three months or less at the time of purchase.

Marketable Securities

We classify securities with a stated maturity, which we intend to hold to maturity, as "held-to-maturity," and record such securities at amortized cost. Securities which do not have stated maturities or which we do not intend to hold to maturity are classified as "available-for-sale" and recorded at fair value, with unrealized holding gains or losses recorded as a separate component of Shareholders' Equity. We do not invest in trading securities. All securities are accounted for on a specific identification basis.

Our marketable securities are concentrated in securities of the U.S. Government, U.S. Government agencies and municipal bonds. Such investments are supported by the financial stability and credit standing of the U.S. Government or applicable U.S. Government agency.

Merchandise Inventory

Inventory is valued at the lower of cost or market. Cost is determined on the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. We calculate depreciation using the straight-line method over the useful lives of the assets. Expenditures for major renewals and improvements that extend the useful life of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Machinery and equipment	5 to 15 years
Building and leasehold improvements	2 to 25 years
Computer and data processing equipment	2 to 3 years
Computer software	3 to 5 years
Furniture and fixtures	5 years

Revenue Recognition

We record revenues from sales transactions when both risk of loss and title to products sold pass to the customer. Our shipping terms dictate that the passage of title occurs upon receipt of products by the customer. The majority of our revenues relate to physical products and are recognized on a gross basis with the selling price to the customer recorded as net sales and the acquisition cost of the product recorded as cost of sales. At the time of sale, we also record an estimate for sales returns based on historical experience. Software maintenance products, third party services and extended warranties that we sell (for which we are not the primary obligor) are recognized on a net basis in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition" and EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Accordingly, such revenues are recognized in net sales either at the time of sale or over the contract period, based on the nature of the contract, at the net amount retained by us, with no cost of goods sold. In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," we record freight billed to our customers as net sales and the related freight costs as a cost of sales. Vendor rebates and price protection are recorded when earned as a reduction to cost of sales or merchandise inventory, as applicable.

Advertising

Advertising costs are charged to expense in the period incurred. Cooperative reimbursements from vendors, which are earned and available, are recorded in the period the related advertising expenditure is incurred. The following table summarizes advertising costs and cooperative reimbursements for the years ended December 31, 2002, 2001 and 2000, respectively (in thousands):

	2002	2001	2000
Gross advertising expenses	$ 89,079	$ 87,352	$ 91,296
Less cooperative reimbursements	(85,033)	(81,843)	(78,817)
Net advertising expenses	$ 4,046	$ 5,509	$ 12,479

Stock-Based Compensation

At December 31, 2002, we had several stock-based employee compensation plans, which are described more fully in Note 9. In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we account for our stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is recognized to the extent of employee or director services rendered based on the intrinsic value of compensatory options or shares granted under the plans. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for the years ended December 31, 2002, 2001 and 2000, respectively (in thousands, except per share amounts):

	2002	2001	2000
Net income, as reported	$ 185,249	$ 168,686	$ 162,269
Add stock-based employee compensation expense included in reported net income, net of related tax effects	649	2,793	2,707
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(26,123)	(25,911)	(15,765)
Pro forma net income	$ 159,775	$ 145,568	$ 149,211
Basic earnings per share, as reported	$ 2.18	$ 1.97	$ 1.87
Diluted earnings per share, as reported	$ 2.10	$ 1.89	$ 1.79
Pro forma basic earnings per share	$ 1.88	$ 1.70	$ 1.72
Pro forma diluted earnings per share	$ 1.81	$ 1.63	$ 1.67

Fair Value of Financial Instruments

We estimate that the fair market value of all of our financial instruments at December 31, 2002 and 2001 are not materially different from the aggregate carrying value due to the short-term nature of these instruments.

Treasury Shares

We intend to hold repurchased shares in treasury for general corporate purposes, including issuances under various employee stock option plans. We account for the treasury shares using the cost method.

Recently Issued Accounting Pronouncements

In 2002, we adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and determined that there was no impact on our financial statements. If facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, we would measure the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time any such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, these assets would be adjusted to their fair values.

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." Among other things, the statement updates, clarifies and simplifies existing accounting

pronouncements relating to the extinguishment of debt. The provisions of this statement related to the extinguishment of debt shall be applied in fiscal years beginning after May 15, 2002. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces previous accounting guidance provided by Emerging Issues Task Force ("EITF") Issue No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the EITF reached consensus on Issue No. 02-16, "Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products)." Cash consideration should generally be considered an adjustment of the prices of the vendor's products and, therefore, characterized as a reduction of cost of sales when recognized in the reseller's income statement unless certain conditions apply. We will adopt the provisions of this issue for all agreements modified or entered into on or after January 1, 2003. We expect the adoption of this issue will result in the reclassification of certain amounts currently classified as a reduction of advertising expense to a reduction of cost of sales on a prospective basis.

In November 2002, the EITF published Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), which addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF 00-21 is effective for the Company for revenue arrangements entered into beginning July 1, 2003. We have not yet determined the impact, if any, of adopting EITF 00-21.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN45"). FIN 45 requires the disclosure of certain guarantees existing at December 31, 2002 and recognition of a liability for the fair value of the obligation of qualifying guarantee activities that are initiated or modified after December 31, 2002. As of December 31, 2002, the Company had no significant guarantees.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 provides additional transition guidance for those entities that elect to voluntarily adopt the accounting provisions of SFAS 123 and provides additional disclosure requirements for all companies. The disclosure requirements are effective as of December 31, 2002, and are reflected within the notes to the financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" ("FIN 46"). FIN 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interests or significant financial support provided to it. FIN 46 will be effective for the Company on February 1, 2003 for variable interest entities created after January 31, 2003, and on July 1, 2003 for variable interest entities created prior to February 1, 2003. We do not expect the adoption of FIN 46 to have a material impact on our 2003 consolidated financial statements.

3. Marketable Securities

The amortized cost and estimated fair values of our investments in marketable securities at December 31, 2002 and 2001 were (in thousands):

Security Type	Estimated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Amortized Cost
December 31, 2002				
Available-for-sale:				
Municipal bonds	$ 124,674	$ 3	$ —	$ 124,671
Total available-for-sale	124,674	3	—	124,671
Held-to-maturity:				
U.S. Government and Government agency securities	193,306	675	—	192,631
Corporate fixed income securities	30,185	16	—	30,169
Total held-to-maturity	223,491	691	—	222,800
Total marketable securities	$ 348,165	$ 694	$ —	$ 347,471
December 31, 2001				
Available-for-sale:				
U.S. Government and Government agency securities	$ 133,718	$ 573	$ —	$ 133,145
Municipal bonds	58,755	—	—	58,755
Total available-for-sale	192,473	573	—	191,900
Held-to-maturity:				
U.S. Government and Government agency securities	44,271	140	—	44,131
Corporate fixed income securities	12,437	64	—	12,373
Total held-to-maturity	56,708	204	—	56,504
Total marketable securities	$ 249,181	$ 777	$ —	$ 248,404

Estimated fair values of marketable securities are based on quoted market prices. The amortized cost and estimated fair value of our investments in marketable securities at December 31, 2002 and 2001 by contractual maturity were (in thousands):

	Estimated Fair Value	Amortized Cost
December 31, 2002		
Due in one year or less	$ 243,095	$ 242,761
Due in greater than one year	105,070	104,710
Total investments in marketable securities	$ 348,165	$ 347,471
December 31, 2001		
Due in one year or less	$ 223,560	$ 222,932
Due in greater than one year	25,621	25,472
Total investments in marketable securities	$ 249,181	$ 248,404

As of December 31, 2002, all of the marketable securities that are due in greater than one year have maturity dates prior to December 31, 2004.

The gross unrealized holding gains and losses on available-for-sale securities are recorded as accumulated other comprehensive income, which is reflected as a separate component of shareholders' equity. The gross realized gains and losses on marketable securities that are included in other expense in the Consolidated Statements of Income are not material.

4. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,	
	2002	2001
Land	$ 10,367	$ 10,367
Machinery and equipment	32,662	31,665
Building and leasehold improvements	31,418	29,032
Computer and data processing equipment	24,126	22,269
Computer software	10,368	7,861
Furniture and fixtures	7,952	6,260
Construction in progress	2,801	1,763
Total property and equipment	119,694	109,217
Less accumulated depreciation	55,606	40,144
Net property and equipment	$ 64,088	$ 69,073

We own approximately 45 acres of land, of which approximately 11 acres are vacant and available for future expansion.

5. Financing Arrangements

We have an aggregate $70 million available pursuant to two $35 million unsecured lines of credit with two financial institutions. One line of credit expires in June 2003, at which time we intend to renew the line, and the other does not have a fixed expiration date. Borrowings under the first credit facility bear interest at the prime rate less 2 1/2%, LIBOR plus 1/2% or the federal funds rate plus 1/2%, as determined by the Company. Borrowings under the second credit facility bear interest at the prime rate less 2 1/2%, LIBOR plus .45% or the federal funds rate plus .45%, as determined by the Company. At December 31, 2002, there were no borrowings under either of the credit facilities.

6. Trade Financing Agreements

We have entered into security agreements with certain financial institutions ("Flooring Companies") in order to facilitate the purchase of inventory from various suppliers under certain terms and conditions. The agreements allow for a maximum credit line of $84.0 million collateralized by inventory purchases financed by the Flooring Companies. At December 31, 2002 and 2001, we owed the Flooring Companies approximately $17.6 million and $20.5 million, respectively, which is included in trade accounts payable.

7. Operating Leases and Exit Costs

We are obligated under various operating lease agreements, primarily for office facilities in the Chicago metropolitan area. The lease agreements generally provide for minimum rent payments and a proportionate share of operating expenses and property taxes and include certain renewal and expansion options. For the years ended December 31, 2002, 2001 and 2000, rent expense was $9.8 million, $7.6 million and $2.0 million, respectively. Additionally, $753,000, $572,000 and $571,000 of rental payments were charged to the exit liability in 2002, 2001 and 2000, respectively. Future minimum lease payments are as follows (in thousands):

Years Ended December 31,	Amount
2003	$ 6,988
2004	6,322
2005	6,432
2006	6,424
2007	6,483
Thereafter	21,658
Total future minimum lease payments	$ 54,307

In 1996, we recorded a $4.0 million pre-tax charge to operating results for exit costs relating to our leased Buffalo Grove facility. The exit costs consist primarily of the estimated cost to the Company of subleasing the vacated facility, including holding costs, the estimated costs of restoring the building to its original condition and certain asset write-offs resulting from the relocation. During 2002, 2001 and 2000, we charged approximately $764,000, $565,000 and $357,000 against the exit accrual, respectively. These amounts include cash payments for rent, real estate taxes and restoration, net of sublease payments.

We discontinued use of the Buffalo Grove facility in the fourth quarter of 2002 and sales personnel were relocated to the Mettawa office. In 2002 and 2001, respectively, we recorded $400,000 and $290,000 of additional pre-tax charges to operating results to cover additional exit costs we anticipated relating to the Buffalo Grove facility. The Buffalo Grove lease term expires in December 2003.

8. Income Taxes

Components of the provision (benefit) for income taxes for the years ended December 31, 2002, 2001 and 2000 consist of (in thousands):

	2002	2001	2000
Current:			
Federal	$ 101,449	$ 95,503	$ 89,520
State	20,945	19,224	18,734
Total current	122,394	114,727	108,254
Deferred	(1,446)	(3,437)	(1,866)
Provision for income taxes	$ 120,948	$ 111,290	$ 106,388

The current income tax liabilities for 2002, 2001 and 2000 were reduced by $69.5 million, $58.1 million and $71.4 million, respectively, for tax benefits recorded directly to paid-in capital relating to the exercise and vesting of shares pursuant to the CDW Stock Option Plan, the MPK Stock Option Plan and the MPK Restricted Stock Plan.

The reconciliation between the statutory tax rate expressed as a percentage of income before income taxes and the actual effective tax rate for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Statutory federal income tax rate	35.0 %	35.0 %	35.0 %
State taxes, net of federal benefit	4.4	4.3	4.5
Other	0.1	0.5	0.1
Total	39.5 %	39.8 %	39.6 %

The tax effect of temporary differences that give rise to the net deferred income tax asset at December 31, 2002 and 2001 are presented below (in thousands):

	2002	2001
Current:		
Accounts receivable	$ 4,851	$ 4,463
Payroll and benefits	4,737	2,974
Merchandise inventory	734	583
Accrued expenses	1,435	1,020
Subtotal current	11,757	9,040
Non-current:		
Employee stock plans	5,014	6,332
Exit charge	489	635
Property and equipment	174	(37)
Other	825	843
Subtotal non-current	6,502	7,773
Net deferred tax asset	$ 18,259	$ 16,813

The portion of the net deferred tax asset relating to employee stock plans results primarily from the MPK Stock Option Plan and compensatory stock option grants under the CDW Stock Option Plans. Compensation expense related to these plans is deductible for income tax purposes in the year the options are exercised.

Although realization is not assured, management believes, based upon historical taxable income, that it is more likely than not that all of the deferred tax asset will be realized.

9. Stock-Based Compensation

CDW Stock Option Plans

We have established certain stock-based compensation plans for the benefit of our directors and coworkers. Pursuant to these plans, as of December 31, 2002, we have reserved a total of 7,696,046 common shares for future stock option grants. The plans generally include vesting requirements from one to 10 years and option lives of up to 20 years. Options may be granted at exercise prices ranging from $0.01 to the market price of the common stock at the date of grant.

Option activity for the years ended December 31, 2000, 2001 and 2002 was as follows:

	Shares	Weighted-Average Exercise Price	Options Exercisable
Balance at January 1, 2000	12,197,434	$ 20.21	819,910
Options granted	985,250	25.84	—
Options exercised	(787,028)	9.02	—
Options forfeited	(355,893)	25.78	—
Balance at December 31, 2000	12,039,763	21.24	1,202,352
Options granted	1,973,514	35.01	—
Options exercised	(901,386)	10.13	—
Options forfeited	(463,015)	19.93	—
Balance at December 31, 2001	12,648,876	24.01	1,300,460
Options granted	1,169,464	55.15	—
Options exercised	(1,203,031)	15.45	—
Options forfeited	(1,235,600)	28.11	—
Balance at December 31, 2002	11,379,709	$ 27.79	1,803,103

For the years ended December 31, 2002, 2001 and 2000, the weighted-average fair value of options granted was as follows:

	2002	2001	2000
Exercise price equals market price at time of grant	$ 30.82	$ 20.51	$ 21.25
Exercise price is less than market price at time of grant	—	$ 53.70	$ 27.87

The following table summarizes the status of outstanding stock options as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number of Options Exercisable	Weighted-Average Exercise Price
$0.003 - $0.01	273,764	17.8	$ 0.01	—	—
$5.68 - $6.75	89,366	12.8	$ 6.51	89,366	$ 6.51
$10.00 - $14.83	2,855,219	14.5	$ 13.74	752,377	$ 13.83
$16.20 - $23.99	1,908,084	16.0	$ 23.98	360,130	$ 23.98
$24.31 - $34.52	2,194,182	16.5	$ 26.40	107,937	$ 25.77
$36.62 - $54.75	3,140,024	12.1	$ 38.59	493,193	$ 37.54
$54.97 - $63.38	919,070	9.6	$ 56.04	100	$ 55.63
$0.003 - $63.38	11,379,709	14.1	$ 27.79	1,803,103	$ 22.70

Had we elected to apply the provisions of SFAS 123 regarding recognition of compensation expense to the extent of the calculated fair value of stock options, reported net income and earnings per share would have been reduced as follows (in thousands, except per share amounts):

	2002	2001	2000
Net income, as reported	$ 185,249	$ 168,686	$ 162,269
Add stock-based employee compensation expense included in reported net income, net of related tax effects	649	2,793	2,707
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(26,123)	(25,911)	(15,765)
Pro forma net income	$ 159,775	$ 145,568	$ 149,211
Basic earnings per share, as reported	$ 2.18	$ 1.97	$ 1.87
Diluted earnings per share, as reported	$ 2.10	$ 1.89	$ 1.79
Pro forma basic earnings per share	$ 1.88	$ 1.70	$ 1.72
Pro forma diluted earnings per share	$ 1.81	$ 1.63	$ 1.67

The effects of applying SFAS 123 in the above pro forma disclosure are not likely to be representative of the effects disclosed in future years because the pro forma calculations exclude stock options granted before 1995.

For purposes of the SFAS 123 pro forma net income and earnings per share calculations, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions used in determining fair value as disclosed for SFAS 123 are shown in the following table:

	2002	2001	2000
Risk-free interest rate	4.4 %	4.8 %	5.0 %
Dividend yield	0.0 %	0.0 %	0.0 %
Option life (years)	5.0	4.8	8.7
Stock price volatility	61.2 %	62.4 %	57.6 %

MPK Stock Option Plan

Effective December 31, 1992, the Company's then majority shareholder established the MPK Stock Option Plan pursuant to which he granted non-forfeitable options to certain officers to purchase 16,573,500 shares of common stock owned by him at an exercise price of $.004175 per share. Options were exercised as follows:

Transaction Year	Number of Options Exercised
1994	1,844,892
1995	1,353,258
1997	545,746
1998	659,752
1999	1,743,992
2000	4,180,888
2001	2,751,732
2002	2,384,376

The outstanding 1,108,864 shares for the two remaining participants are exercisable as of December 31, 2002 and must be exercised by July 2003.

MPK Restricted Stock Plan

Effective upon the closing of our initial public offering in 1993, the then majority shareholder established the MPK Restricted Stock Plan. Pursuant to this plan, the majority shareholder allocated 2,674,416 shares of his common stock to be held in escrow for the benefit of those persons employed by the Company as of December 31, 1992. The number of shares allocated to each employee was dependent upon the employee's years of service and salary history. As a result of these grants, which provided for vesting based upon continuous employment with the Company or our subsidiaries through January 1, 2000, we recorded a capital contribution and offsetting deferred charge of approximately $2.8 million for unearned compensation equal to the number of shares granted, times $1.0425 per share.

We filed a Registration Statement on Form S-3, which was effective on February 7, 1997, to modify the terms of the MPK Restricted Stock Plan and provide participants the option to accelerate the vesting on 25% of their shares in exchange for the extension of the vesting period on their remaining shares through January 1, 2003. Under the terms of this modification, participants who elected the acceleration were granted options by us equal to the number of shares which became vested with an exercise price of $14.75 per share, the market price of the stock on the acceleration date.

As of December 31, 2002, 292,822 shares were outstanding under the modified terms. All of these shares vested on January 1, 2003.

MPK Stock Plans, Tax Benefits

The exercise and vesting of shares pursuant to the MPK Stock Option Plan, MPK Restricted Stock Plan and the CDW Incentive Stock Option Plan resulted in the realization by the Company of tax benefits of $71.0 million in 2002, $59.2 million in 2001 and $72.5 million in 2000, of which $1.5 million, $1.1 million and $1.1 million, respectively, were previously recorded in deferred taxes. The incremental tax benefits of $69.5 million in 2002, $58.1 million in 2001 and $71.4 million in 2000 were recorded to paid-in capital.

Restricted Stock

On January 28, 2001, we granted a restricted stock award of 100,000 shares of common stock to our Chairman and Chief Executive Officer that will vest in equal annual installments on the first four anniversaries of the date of grant. Compensation expense related to this restricted stock award is recognized over the vesting period. As of December 31, 2002, 75,000 of such shares had not yet vested.

Employee Stock Purchase Plan

On October 1, 2002, we established an Employee Stock Purchase Plan ("ESPP") which provides that eligible coworkers may contribute up to 15% of their eligible compensation towards the quarterly purchase of our common stock. The coworkers' purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Coworkers may purchase shares having a fair market value of up to $25,000 (measured on the first day of the quarterly offering period for each calendar year) or 325 shares per quarter. No compensation expense is recorded in connection with the plan. The total number of shares issuable under the ESPP is 500,000. Subsequent to December 31, 2002, there were 20,300 shares issued under the ESPP at a price of $37.05 related to the fourth quarter 2002 offering period.

10. Earnings Per Share

At December 31, 2002, we had outstanding common shares totaling 83,960,897. We have granted options to purchase common shares to the directors and coworkers of the Company as discussed in Note 9. These options have a dilutive effect on the calculation of earnings per share. The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations as required by SFAS 128 (in thousands, except per share amounts).

	Years ended December 31,		
	2002	2001	2000
Basic earnings per share:			
Income available to common shareholders (numerator)	$ 185,249	$ 168,686	$ 162,269
Weighted-average common shares outstanding (denominator)	84,862	85,803	87,003
Basic earnings per share	$ 2.18	$ 1.97	$ 1.87
Diluted earnings per share:			
Income available to common shareholders (numerator)	$ 185,249	$ 168,686	$ 162,269
Weighted-average common shares outstanding	84,862	85,803	87,003
Effect of dilutive securities: Options on common stock	3,434	3,333	3,857
Total common shares and dilutive securities (denominator)	88,296	89,136	90,860
Diluted earnings per share	$ 2.10	$ 1.89	$ 1.79

Additional options to purchase common shares were outstanding during the year ended December 31, 2002 but were not included in the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of common shares during the respective periods. The following table summarizes the weighted-average number, and the weighted-average exercise price, of those options which were excluded from the calculation:

	Years Ended December 31,	
	2002	2001
Weighted-average number of options (in 000's)	920	59
Weighted-average exercise price	$ 55.69	$ 60.57

The options were all outstanding at December 31, 2002 and 2001, respectively.

11. Profit Sharing and 401(k) Plan

We have a profit sharing plan that includes a salary reduction feature established under the Internal Revenue Code Section 401(k) covering substantially all employees. Company contributions to the profit sharing plan are made in cash and determined at the discretion of the Board of Directors. For the years ended December 31, 2002, 2001 and 2000, amounts charged to expense for this plan totaled $4,506,000, $3,060,000 and $3,600,000, respectively.

12. Leasing Joint Venture

In April 1999, CDWCC, a wholly-owned subsidiary of the Company, and First Portland Corporation ("FIRSTCORP"), an unrelated third party leasing company, formed CDW-L, a joint venture that is 50 percent owned by each of CDWCC and FIRSTCORP. Subsequent to December 31, 2002, FIRSTCORP was acquired by IFC Credit Corporation. CDW-L provides captive leasing services to our customers. Under the terms of an operating agreement, FIRSTCORP provides leasing management services to CDW-L, with net earnings of the venture allocated 50% to us and 50% to FIRSTCORP. CDWCC and FIRSTCORP each contributed $600,000 to the capital of CDW-L, maintain equal operating control over CDW-L and have an equal number of seats on the Board of Managers of the joint venture. Effective May 1, 2002, we decided to stop originating new leases with this venture and began to refer customers to independent leasing sources, including FIRSTCORP and several manufacturer captive entities. The existing leases in CDW-L's portfolio will be held until maturity, with the majority expiring prior to December 1, 2004.

At December 31, 2002, CDWCC has a $5.2 million net investment in and loan to CDW-L. Pursuant to a loan agreement between CDWCC and CDW-L, CDWCC had previously committed up to $10 million in loans to CDW-L. On September 5, 2002, CDWCC terminated its loan commitment. Repayment of the outstanding loans may be made through cash flow from operations after debt service on subordinated loans outstanding from financial institutions. At December 31, 2002, $4.0 million was outstanding under this loan agreement, $1.4 million of which is subordinated to loans from financial institutions. In 2000, CDW-L obtained a financing commitment for $25 million from a financial institution. This commitment was increased to $40 million in 2001, of which $12.2 million was outstanding and $27.8 million remained available at December 31, 2002. The financing commitment, collateralized by lease receivables, requires CDW-L to meet certain financial covenants and is without recourse to CDWCC or the Company. Under the terms of the financing agreements, CDW-L's total loans outstanding are limited to a maximum of 90% of the present value of the lease payments receivable, discounted at the prime rate. At December 31, 2002, CDW-L's total loans outstanding and related terms were:

CDW Leasing, L.L.C. Loans Outstanding and Related Terms

Lender	Type of Instrument	Maturity	Interest Rate as of December 31, 2002	Outstanding Balance as of December 31, 2002 (in 000's)
Financial institution	Term note	Various thru 4/29/04	4.87% – 8.86%	$ 12,200
CDWCC	Subordinated note	Payable on demand	6.382% (LIBOR + 5.0%)	1,400
CDWCC	Non-subordinated note	Payable on demand	3.582% (LIBOR + 2.2%)	2,600
Total				$ 16,200

At December 31, 2002, the present value of CDW-L's borrowing base was $16.2 million and CDW-L was in compliance with all of the covenants under the agreement.

13. Contingencies

As of December 31, 2002, the Company was not a party to any material legal proceedings.

14. Segment Information

We are engaged in the sale of multi-brand computers and related technology products and services, primarily through direct marketing. We have two operating segments: corporate, which is primarily comprised of business customers, but also includes consumers, and public sector, which is comprised of federal, state and local government and educational institution customers. In accordance with Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," the internal organization that is used by management for making operating decisions and assessing performance is the source of our reportable segments.

The accounting policies of the segments are the same as those described in Note 2, "Summary of Significant Accounting Policies." We allocate resources to and evaluate performance of our segments based on both sales and operating income. Our corporate segment provides purchasing, merchandising, accounting, information technology, marketing, distribution and fulfillment services to the public sector segment. Certain elements of gross margin and operating expenses are subject to intercompany service agreements which provide for, among other things, a mark-up on intercompany sales and allocation of indirect expenses such as occupancy, operations and other support, payroll, training and benefits. The table below presents information about our reportable segments:

Year Ended December 31, 2002 (in 000's)	Corporate	Public Sector	Eliminations	Consolidated
External customer sales	$ 3,399,118	$ 865,461	$ —	$ 4,264,579
Transfers between segments	823,086	—	(823,086)	—
Total net sales	$ 4,222,204	$ 865,461	$ (823,086)	$ 4,264,579
Income from operations	$ 281,911	$ 16,267	—	$ 298,178
Net interest income and other expense				8,019
Income before income taxes				$ 306,197
Total assets	$ 1,034,795	$ 64,348	$ (3,479)	$ 1,095,664

Year Ended December 31, 2001 (in 000's)	Corporate	Public Sector	Eliminations	Consolidated
External customer sales	$ 3,280,632	$ 680,913	$ —	$ 3,961,545
Transfers between segments	619,819	—	(619,819)	—
Total net sales	$ 3,900,451	$ 680,913	$ (619,819)	$ 3,961,545
Income from operations	$ 245,539	$ 22,659	—	$ 268,198
Net interest income and other expense				11,778
Income before income taxes				$ 279,976
Total assets	$ 891,857	$ 74,753	$ (29,581)	$ 937,029

Year Ended December 31, 2000 (in 000's)	Corporate	Public Sector	Eliminations	Consolidated
External customer sales	$ 3,424,173	$ 418,279	$ —	$ 3,842,452
Transfers between segments	382,469	—	(382,469)	—
Total net sales	$ 3,806,642	$ 418,279	$ (382,469)	$ 3,842,452
Income from operations	$ 245,872	$ 13,736	—	$ 259,608
Net interest income and other expense				9,049
Income before income taxes				$ 268,657
Total assets	$ 726,319	$ 41,930	$ (19,812)	$ 748,437

Our assets are primarily managed as part of the corporate segment, including all inventory and the majority of all property and equipment. As a result, capital expenditures and related depreciation are immaterial for the public sector segment. The public sector segment assets consist principally of cash and cash equivalents and accounts receivable. Certain reclassifications of assets between segments were made during 2002, with no impact on total consolidated assets. Prior amounts have been reclassified to conform to this presentation.

Sales and operating expenses relating to our investment in CDW-L, accounted for under the equity method, are immaterial to us as a whole and are evaluated by management for making operating decisions and allocating resources as part of the corporate segment. The net equity earnings relating to our investment in CDW-L, accounted for under the equity method, were $347,900, $322,100 and $88,400 for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts are included in selling and administrative expenses in the Consolidated Statements of Income.

No single customer accounted for more than 1.0% of net sales in fiscal years 2002, 2001 or 2000. Less than 1.0% of our revenues are comprised of sales to customers outside of the United States.

15. Share Repurchase Programs

In January 2001, our Board of Directors authorized the purchase of up to 5,000,000 shares of our common stock. This repurchase program was completed during September 2002. Repurchased shares are held in treasury pending use for general corporate purposes, including issuances under various employee stock plans. Under this repurchase program, we purchased 2,307,500 shares of our common stock during the year ended December 31, 2002, at a total cost of $106.4 million (an average price of $46.11 per share). These repurchases included 384,376 shares repurchased on May 7, 2002, at a total cost of $19.0 million ($49.50 per share), from Daniel B. Kass, then an Executive Vice President and a Director of the Company. From January 2001 though September 2002, we purchased the 5,000,000 shares authorized to be repurchased at a total cost of $204.6 million (an average price of $40.92 per share).

In July 2002, our Board of Directors authorized a new share repurchase program of up to 2,500,000 shares of our common stock. These purchases may be made from time to time in both the open market and private transactions, as conditions warrant. This program will remain in effect through July 2004 unless earlier terminated by the Board or completed. Under this repurchase program, we purchased 508,376 shares of our common stock at a total cost of $21.9 million (an average price of $42.99 per share) during the year ended December 31, 2002.

16. Public Offering of Common Shares

In August 2001, Michael P. Krasny, the Chairman Emeritus, principal shareholder and a Director of the Company; Gregory C. Zeman, a Director and then Vice Chairman of the Company; and Daniel B. Kass, then an Executive Vice President and a Director of the Company, sold 10,562,500 shares of common stock through a secondary public offering at a price of $40.00 per share. We did not receive any proceeds from the sale of their shares and the number of outstanding common shares was not impacted. The shares sold by Mr. Zeman and Mr. Kass were acquired from Mr. Krasny through the exercise of options previously granted to them pursuant to the MPK Stock Option Plan. The sale of shares by Mr. Zeman and Mr. Kass resulted in the realization by the Company in the year ended December 31, 2001 of an income tax benefit of approximately $43.5 million, of which approximately $600,000 was previously recorded to deferred taxes. The incremental tax benefit of $42.9 million was recorded as an increase to paid-in capital. Additionally, we recorded incremental payroll tax expense related to the option exercise of approximately $1.6 million, which reduced diluted earnings per share by approximately $0.01 per share.

In March 2002, Mr. Zeman sold 2,000,000 shares of common stock at a price of $48.00 per share. We did not receive any proceeds from the sale of shares and the number of outstanding common shares was not impacted. The shares sold by Mr. Zeman were acquired from Mr. Krasny through the exercise of options previously granted to Mr. Zeman pursuant to the MPK Stock Option Plan. The exercise of options by Mr. Zeman resulted in the realization by the Company of an income tax benefit of approximately $37.9 million in the first quarter of 2002, of which approximately $400,000 had been previously recorded to deferred taxes. We recorded the incremental tax benefit of $37.5 million as an increase to paid-in capital. In addition, we recorded incremental payroll tax expense related to the option exercise of approximately $1.4 million, which reduced diluted earnings per share by approximately $0.01 per share.

17. Selected Quarterly Financial Data (Unaudited)

The following information is for the years ended December 31, 2002 and 2001 (in thousands, except per share data):

	Year Ended December 31, 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 1,002,836	$ 1,056,820	$ 1,150,970	$ 1,053,953
Gross profit	130,163	137,248	157,040	139,384
Income before income taxes	67,366	72,814	90,734	75,283
Net income	40,756	44,053	54,894	45,546
Earnings per share:				
Basic	$ 0.47	$ 0.51	$ 0.65	$ 0.54
Diluted	$ 0.45	$ 0.49	$ 0.63	$ 0.52

	Year Ended December 31, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 987,245	$ 995,045	$ 991,065	$ 988,190
Gross profit	130,119	132,623	133,974	130,319
Income before income taxes	67,181	71,418	71,760	69,617
Net income	40,476	43,030	43,235	41,945
Earnings per share:				
Basic	$ 0.47	$ 0.50	$ 0.50	$ 0.49
Diluted	$ 0.45	$ 0.48	$ 0.49	$ 0.47

Forward-Looking Statements

Any statements in this report that are forward-looking (that is, not historical in nature) are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, for example, statements concerning the Company's sales growth, gross profit as a percentage of sales, advertising expense and cooperative advertising reimbursements. In addition, words such as "likely," "may," "would," "could," "anticipate," "believe," "estimate," "expect," "intend," "plan," and similar expressions, may identify forward-looking statements in this report. Forward-looking statements in this report are based on the Company's beliefs and expectations as of the date of this report and are subject to risks and uncertainties, including those described below, which may have a significant impact on the Company's business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. The following factors, among others, may have an impact on the accuracy of the forward-looking statements contained in this report: the continued acceptance of the Company's distribution channel by vendors and customers, the timely availability and acceptance of new products, continuation of key vendor relationships and support programs, the Company's ability to utilize information technology systems effectively, changes and uncertainties in economic and political conditions that could affect the rate of I.T. spending by the Company's customers, changes in pricing by our vendors, the ability of the Company to hire and retain qualified account managers and any additional factors described from time to time in the Company's filings with the Securities and Exchange Commission. These among other factors are discussed in further detail in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which was filed with the Securities and Exchange Commission in March 2003 and which is incorporated by reference herein.

Management's Responsibility for Financial Statements

Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying certain estimates and judgments as required.

CDW Computer Centers, Inc.'s internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established operating and written policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties and are monitored through a comprehensive business process assurance program. These policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices are to be conducted in a manner which is above reproach.

PricewaterhouseCoopers LLP, independent auditors, are retained to audit CDW Computer Centers, Inc.'s financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of the audit tests to be applied.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent auditors and with the Company's Business Process Assurance manager, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.



John A. Edwardson
Chairman and Chief Executive Officer



Barbara A. Klein
Senior Vice President and
Chief Financial Officer

Report of Independent Accountants

The Board of Directors
CDW Computer Centers, Inc.
Vernon Hills, Illinois

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of CDW Computer Centers, Inc. and Subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Chicago, Illinois
January 17, 2003

Board of Directors

Michelle L. Collins
Managing Director
Svoboda, Collins, L.L.C.

Casey G. Cowell
Chairman and Principal Owner
Durandal, Inc.

John A. Edwardson
Chairman and Chief Executive Officer, CDW

Daniel S. Goldin
Distinguished Fellow
Council on Competitiveness

Donald P. Jacobs
Dean Emeritus
J. L. Kellogg School of Management
Northwestern University

Michael P. Krasny
Chairman Emeritus and Founder, CDW

Terry L. Lengfelder
Director
Lanoga Corporation

Susan D. Wellington
Former President – U.S. Beverages, Quaker Oats Company,
A Division of PepsiCo, Inc.

Brian E. Williams
President and Chief Executive Officer
Element 79 Partners

Gregory C. Zeman
Former Vice Chairman, CDW

Officers

John A. Edwardson*
Chairman and Chief Executive Officer

Harry J. Harczak, Jr.*
Executive Vice President – Sales

James R. Shanks*
Executive Vice President
President, CDW Government, Inc.

Douglas E. Eckrote*
Senior Vice President – Purchasing and Operations

Barbara A. Klein*
Senior Vice President – Chief Financial Officer

Kevin P. Adams
Vice President – Program Management,
CDW Government, Inc.

Arthur S. Friedson*
Vice President – Coworker Services

Donald M. Gordon*
Vice President – Advertising

Oren J. Hartman
Vice President – National Sales and Services

Christine A. Leahy*
Vice President – General Counsel and Corporate Secretary

James J. Lillis
Vice President – Sales

Max R. Peterson II
Vice President – Federal Sales,
CDW Government, Inc.

Christina V. Rother
Vice President – Education, State and Local Sales,
CDW Government, Inc.

Sandra M. Rouhselang
Vice President – Controller

Jonathan J. Stevens*
Vice President – Chief Information Officer

Maria M. Sullivan
Vice President – Training

Robert J. Welyki
Treasurer

*Member of the Executive Committee

Corporate and Shareholder Information

Corporate Office
200 North Milwaukee Avenue
Vernon Hills, Illinois 60061
(847) 465-6000

Independent Accountants
PricewaterhouseCoopers LLP
Chicago, Illinois

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449
(212) 936-5100

Annual Meeting
Annual meeting of shareholders will be held on
May 21, 2003 at 5p.m. at the Company's Mettawa facility:
26125 N. Riverwoods
Mettawa, Illinois 60045

Financial Reports

Financial reports, including Form 10-K and annual reports can be accessed online at: **CDW.com/investor.** You may also obtain a copy upon written request to:

CDW Computer Centers, Inc.
200 North Milwaukee Avenue
Vernon Hills, Illinois 60061

Investor Inquiries

Phone: (847) 419-8234
Fax: (847) 465-5134
E-mail: investorrelations@cdw.com

Stock Market Information

CDW's common stock trades on The Nasdaq Stock Market® under the symbol CDWC. The following table sets forth the low and high stock prices by quarter in 2002 and 2001.

	2002		2001	
Quarter Ended	Low	High	Low	High
March 31	$ 46.320	$ 60.000	$ 24.875	$ 42.375
June 30	$ 41.400	$ 56.900	$ 29.500	$ 48.440
September 30	$ 40.250	$ 52.350	$ 28.350	$ 48.980
December 31	$ 40.500	$ 56.580	$ 32.500	$ 56.880



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